
United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

October 19, 2016

Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 19, 2016, MGE Energy, Inc.'s Board of Directors elected, effective as of March 1, 2017, Jeffrey M. Keebler to serve as President and Chief Executive Officer and a Class II director of the Company and its subsidiary, Madison Gas and Electric Company ("MGE"). MGE Energy, Inc. and MGE are collectively referred to in this report as the "Company."

Mr. Keebler, age 44, is presently Senior Vice President - Energy Supply and Planning of MGE, a position he has held since July 2015. In that position, he is responsible for various departments inside MGE, including energy supply, rates, generation planning, information technology and human resources. Prior thereto, he was Assistant Vice President - Energy Supply and Customer Service of MGE, a position he held since January 2012. Prior to that position, he was Senior Director - Energy Supply Procurement of MGE, a position that he held since May 2007. Mr. Keebler has been employed by MGE for more than 20 years. Mr. Keebler's election, effective as of March 1, 2017, as a director of the Company is to coincide with the effectiveness of his election as the Company's President and Chief Executive Officer, and is also based in part upon his experience and knowledge of MGE's operations as a result of his various positions during his employment with MGE.

Gary J. Wolter, who is currently the Chairman, President and Chief Executive Officer of the Company, intends to retire as President and Chief Executive Officer, effective as of March 1, 2017. Mr. Wolter is expected to continue as the non-executive Chairman of the Board of Directors of the Company following his retirement as President and Chief Executive Officer. He will receive an annual amount of $150,000 for that service, in addition to being eligible for all non-employee director compensation, including director retainer and meeting fees and long-term incentive compensation. Regina M. Millner is expected to continue in her role as Lead Independent Director.

In view of Mr. Wolter's expected continued service to the Company as non-executive Chairman, the Compensation Committee of the Board of Directors acted to clarify that his continued service as that Chair, and his continued service on behalf of the Company as a member of the Boards of Directors of ATC Management, Inc. and its affiliate, ATC Development Manager Inc., at the request of the Company, would not cause his retirement to fail to be treated as a "bona fide retirement" under the provisions of his currently outstanding awards under MGE Energy, Inc.'s 2006 Performance Unit Plan. A bona fide retirement results in the vesting in full of those awards, but does not change the amount of, or the timing of payments under, the awards. The conditions for a bona fide retirement had not contemplated continued service by a retired employee for the benefit of the Company and so the Compensation Committee acted to clarify how those provisions would apply to Mr. Wolter under the circumstances of his expected continued service on behalf of the Company. ATC Management, Inc. and ATC Development Manager Inc. are the management entities associated with the Company's existing transmission investment.

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. The factors that could cause actual results to differ materially from the forward-looking statements made by the Registrants include those factors discussed herein, as well as the items discussed in ITEM 1A. Risk Factors in the Registrant's annual report on Form 10-K for the year ended December 31, 2015, and other factors discussed in filings made by the Registrants with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. The Registrants do not undertake any obligation to publicly release any revision to their forward-looking statements to reflect events or circumstances after the date of this report.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired: None
(b)   Pro forma financial information: None
(c)   Shell company transactions: None
(d)   Exhibits.

The following exhibit is being filed with this Current Report on Form 8-K:

Exhibit No.	Exhibit Description
99.1	Press release dated October 19, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: October 19, 2016

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Senior Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated October 19, 2016

Exhibit No.	Exhibit Description
99.1	Press release dated October 19, 2016.

EXHIBIT 99.1

News

MGE and MGE Energy Announce President and CEO Transition

Gary Wolter to Retire as President and CEO; Jeffrey Keebler to Assume President and CEO Position; Wolter to Remain Board Chair

Madison, Wis., Oct.19, 2016—Madison Gas and Electric (MGE) and MGE Energy, Inc. (NASDAQ: MGEE) today announced that effective March 1, 2017, Gary Wolter will retire as President and CEO of MGE Energy and its subsidiary, Madison Gas and Electric Co. Jeffrey Keebler will assume the roles of President and CEO at that time. Wolter will continue as Chairman of the Board of both companies.

Keebler also was appointed to the Boards of Directors of both companies effective March 1, 2017. The announcement reflects the Company's succession planning and thoughtful transition in executive leadership. The Company remains committed to its mission as a community energy company.

Wolter took over as President and CEO of both MGE and MGE Energy in February 2000 and took over as Chair in February 2002. Upon his retirement, Wolter will be the longest serving Chair and CEO in Company history. "It has been an honor to serve our community over the years and work with such dedicated and capable coworkers. I am grateful for this opportunity," Wolter said.

Keebler started with MGE in 1995. He has a Bachelor of Science Degree in Finance and Economics from the University of Wisconsin-La Crosse and a Master of Business Administration from the University of Wisconsin-Whitewater. He has held various leadership positions at MGE in Energy Supply, Rates, Generation Planning, Information Technology, Customer Service and Human Resources. He is currently MGE's Senior Vice President - Energy Supply and Planning. "I look forward to building on the foundation laid by my predecessors and addressing the challenges of the future," Keebler said.

Jeffrey Newman, Senior Vice President, Chief Financial Officer, Secretary and Treasurer, will take on an expanded role. Gregory Bollom, Assistant Vice President - Energy Planning, and John Jicha, Director - Energy Supply and Trading, will report to Newman.

Craig Fenrick, Senior Vice President - Energy Operations, also will take on additional responsibilities. Joseph DePoorter, Director - NERC Compliance and Generation Operations, will report to Fenrick.

About MGE
MGE generates and distributes electricity to 146,000 customers in Dane County, Wis., and purchases and distributes natural gas to 152,000 customers in seven south-central and western Wisconsin counties. MGE's parent company is MGE Energy, Inc. The company's roots in the Madison area date back more than 150 years.

Contact

Dana Brueck
Corporate Communications Manager
608-252-7282 | dbrueck@mge.com